SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF

THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐

Filed by a Party Other than the Registrant ☒

Check the Appropriate Box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting under §240.14a-12

ENZON PHARMACEUTICALS, INC.

(Name of registrant as specified in its charter)

DellaCamera Capital Master Fund, Ltd.,

DellaCamera Capital Fund, Ltd.,

DellaCamera Capital Management, LLC,

Ralph DellaCamera, Jr.,

Andrew Kurtz,

and

Vincent Spinnato

(Name of person(s) filing consent statement, if other than the registrant)

Payment of Filing Fee (Check the Appropriate Box):

☒	No fee required.
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Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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PRELIMINARY COPY

CONSENT SOLICITATION STATEMENT

---------------------------

CONSENT SOLICITATION STATEMENT

OF

DellaCamera Capital Master Fund, Ltd.,

DellaCamera Capital Fund, Ltd.,

DellaCamera Capital Management, LLC,

Ralph DellaCamera, Jr.,

Andrew Kurtz, and

Vincent Spinnato

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INTRODUCTION

DellaCamera Capital Master Fund, Ltd. (“DellaCamera Master Fund” and, collectively with the other participants in this solicitation, “we” or “us”), is furnishing this Consent Solicitation Statement (the “Consent Statement”) in connection with our solicitation of written consents from the holders of common stock, par value $.01 per share (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (“Enzon” or the “Corporation”), a Delaware corporation with principal executive offices at 685 Route 202/206, Bridgewater, New Jersey 08807, to take the following actions without a stockholders’ meeting in accordance with Delaware law:

(1) To amend Article V, Section 5.2 of the Amended and Restated By-laws of the Corporation, as amended from time to time (the “By-laws”) to permit the Enzon stockholders to remove the Corporation’s Chief Executive Officer and/or President from such office(s) and any other officer’s positions he or she holds by the approval of the holders of a majority of all shares of Common Stock of the Corporation then outstanding (“Proposal 1”);

(2) Upon the effectiveness of Proposal 1, to remove Jeffrey H. Buchalter as Chief Executive Officer and President and from any and all officer’s positions he holds with the Corporation (“Proposal 2”); and

(3) Upon the effectiveness of Proposal 1, to amend Article XIII of the By-laws of the Corporation to require the unanimous vote of all directors in order for the Board of Directors of the Corporation (the “Board”) to amend Section 5.2 of the By-laws or to amend this amendment to Article XIII (“Proposal 3” and with Proposal 1 and Proposal 2, collectively, the “Proposals”).

Proposals 1, 2 and 3 each will be effective without further action when we deliver to the Corporation written consents from the holders of a majority of the issued and outstanding shares of Common Stock approving each Proposal, subject to the stipulation and order described below (see “VOTING RULES AND PROCEDURES”).

Proposals 2 and 3 are conditioned upon the approval by the Stockholders of the Corporation of Proposal 1.

WE ARE MAKING THIS CONSENT SOLICITATION ON OUR OWN BEHALF AND NOT BY OR ON BEHALF OF ENZON. WE ARE ASKING THE STOCKHOLDERS OF THE CORPORATION TO ACT BY WRITTEN CONSENT WITH RESPECT TO THESE PROPOSALS ON THE ACCOMPANYING BLUE CONSENT CARD.

A consent solicitation is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. Whereas at special or annual meetings of stockholders at which a quorum is present, proposed actions generally only require that a majority of the votes cast at such meeting by the holders of shares present in person or represented by proxy and entitled to vote thereon vote in favor of a proposal, a written consent solicitation requires the majority vote of all outstanding shares of a company, unless a higher vote is required. A higher vote is not required for the stockholders to pass these Proposals.

This Consent Statement and the enclosed BLUE consent card are first being furnished to certain stockholders of Enzon on or about [____], 2009. The Consent Statement is also available at [website address].

Pursuant to Section 228(c) of the Delaware General Corporation Law (“DGCL”), for the Proposals to be effective, the Corporation must receive properly completed and duly delivered unrevoked written consents to the Proposals from holders of record as of the close of business on _________, 2009 (the “Record Date”) of a majority of the shares then outstanding within 60 calendar days of the date of the earliest dated consent delivered to the Corporation. See “VOTING RULES AND PROCEDURES” and “CONSENT PROCEDURE UNDER DELAWARE LAW.”

We urge you to vote in favor of all of the Proposals by signing, dating and returning the enclosed BLUE consent card today. The failure to sign, date and return a consent will have the same effect as voting against the Proposals.

WE URGE YOU NOT TO SIGN OR RETURN ANY WHITE CONSENT REVOCATION CARD SENT TO YOU BY ENZON. PLEASE ONLY SIGN, DATE AND RETURN THE BLUE CONSENT CARD WE ARE INCLUDING WITH THESE MATERIALS.

If you have previously signed and returned Enzon’s white consent revocation card, you have every right to change your mind and to revoke your consent revocation. To do that, all you have to do is send us your signed BLUE consent card, dated with a later date. Whether or not you have signed a white consent revocation card, we urge you to sign, date and return the enclosed BLUE consent card today. REMEMBER, ONLY YOUR LATEST DATED CONSENT CARD WILL COUNT. YOUR CONSENT IS IMPORTANT -- PLEASE ACT TODAY USING THE BLUE CARD.

WHY IS YOUR CONSENT TO OUR PROPOSALS IMPORTANT?

We have beneficial ownership of approximately 8.3% of Enzon’s Common Stock and have long been concerned about Enzon’s stock price performance and the quality of leadership and corporate governance at Enzon. We believe that a fundamental tenet of stockholder democracy is that management must be accountable to the stockholders, and we believe that management accountability would be greatly enhanced by granting stockholders the right to determine the tenure of Enzon’s Chief Executive Officer and President. Furthermore, we believe that Section 142 of the DGCL permits this right to be granted to stockholders, provided that such right is set forth in the Corporation’s By-laws. Upon approval of our Proposals and amending Enzon’s By-laws accordingly, we expect the existence of that direct stockholder right will focus the Corporation’s next Chief Executive Officer and President intensely on his or her fiduciary duties and on increasing value for all stockholders.

Although we strongly believe that the adoption of the Proposals will serve to increase stockholder value, we can give no assurances that approval of the Proposals will produce that intended result. Nor can we assure that any successor Chief Executive Officer and President will be more effective at increasing stockholder value or making strategic decisions that will best serve all stockholders.

WE BELIEVE THAT BY CONSENTING TO OUR PROPOSALS THE STOCKHOLDERS WILL HELP BEGIN THE PROCESS OF RETURNING VALUE TO ALL ENZON STOCKHOLDERS, THE CORPORATION’S TRUE OWNERS.

WE RECOMMEND THAT YOU CONSENT TO ALL OF OUR PROPOSALS

Approval of each of the Proposals requires the affirmative consent of the holders of a majority (i.e., more than 50%) of the issued and outstanding shares of Common Stock on the Record Date. Although we encourage you to consent to each Proposal, you have the right to consent to some of the Proposals without consenting to all of the Proposals.

YOUR CONSENT IS IMPORTANT!

TO CONSENT TO OUR PROPOSALS, PLEASE PROMPTLY SIGN, DATE AND RETURN THE ENCLOSED BLUE CONSENT CARD.

If your shares of Common Stock are held in your own name, please sign, DATE and mail or hand-deliver the enclosed BLUE consent card today in the enclosed postage-paid envelope to MacKenzie Partners, Inc., at the address below.

If your shares of Common Stock are held in “Street Name,” only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, DATE and mail or hand-deliver the enclosed BLUE consent instruction form to your bank or broker today in the postage-paid envelope provided. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute the BLUE consent card on your behalf and make sure to DATE the consent.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR DELIVERING YOUR CONSENT, PLEASE WRITE TO OR CALL:

MacKenzie Partners, Inc.

105 Madison Avenue,

New York, NY 10016

Phone 800-322-2885

IF YOU DO NOTHING OR ABSTAIN, THE EFFECT WILL BE THE SAME AS A VOTE AGAINST THE PROPOSALS.

IN ORDER TO REMOVE JEFFREY H. BUCHALTER AS CHIEF EXECUTIVE OFFICER AND PRESIDENT OF ENZON, THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED FOR BOTH PROPOSAL 1 AND PROPOSAL 2.

WE URGE YOU TO CONSENT TO ALL OF OUR PROPOSALS.

YOUR CONSENT IS EXTREMELY IMPORTANT. PLEASE SIGN, DATE AND RETURN THE BLUE CONSENT CARD TODAY.

IMPORTANT

See “HOW TO DELIVER YOUR CONSENT” below for more information.

WHO WE ARE

The participants in this solicitation are (1) DellaCamera Master Fund, (2) DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (“DellaCamera Capital Fund”), (3) DellaCamera Capital Management, LLC (“DCM”), a Delaware limited liability company, (4) Ralph DellaCamera, Jr., (5) Andrew Kurtz, (6) Vincent Spinnato and (7) Richard Mansouri.

DellaCamera Master Fund is a private investment fund. DellaCamera Capital Fund is a private investment fund and the controlling shareholder of DellaCamera Master Fund. DCM serves as the investment manager of DellaCamera Master Fund, DellaCamera Capital Fund and other affiliated funds. Ralph DellaCamera, Jr., Andrew Kurtz, and Vincent Spinnato are the managing members of DCM. Richard Mansouri is a Portfolio Manager and the Head of Research at DCM. The principal address of each of DCM and Messrs. DellaCamera, Kurtz, Spinnato and Mansouri is 461 Fifth Avenue, 10th Floor, New York, New York 10017. The principal address of each of DellaCamera Master Fund and DellaCamera Capital Fund is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, PO Box 1234, Grand Cayman KY1-1108, Cayman Islands.

DellaCamera Master Fund is the record holder of 1,000 shares of Common Stock, and the beneficial owner of an additional 3,780,2741 shares of Common Stock. DellaCamera Master Fund’s aggregate beneficial ownership represents approximately 8.3% of all of the issued and outstanding shares of Common Stock, based on 45,292,050 shares of Common Stock outstanding as of April 6, 2009 as reported in the definitive proxy statement filed by the Corporation on April 13, 2009 (the “Enzon 2009 Proxy Statement”) with the United States Securities and Exchange Commission (“SEC”). All of such shares are owned directly by DellaCamera Master Fund. DellaCamera Capital Fund, as the controlling shareholder of DellaCamera Master Fund, may be deemed to beneficially own the shares of Common Stock beneficially owned by DellaCamera Master Fund. DCM, as the investment manager of DellaCamera Master Fund, may be deemed to beneficially own the 3,781,274 shares of Common Stock beneficially owned by DellaCamera Master Fund. Messrs. DellaCamera, Kurtz and Spinnato, as the managing members of DCM, may be deemed to beneficially own the shares of Common Stock owned by DellaCamera Master Fund and DCM.

The holdings above are as of May 11, 2009.

_________________________

1  The 3,780,274 shares of Common Stock reported as being owned beneficially (and not of record) by DellaCamera Master Fund in this Consent Statement includes 314,136 shares of Common Stock into which 4% Convertible Senior Notes due 2013 held by DellaCamera Master Fund may be convertible.

OUR CONCERNS

Jeffrey Buchalter has presided over a stock price decline of approximately 60% since his tenure with Enzon, and a stock price decline of approximately 54% since he was named as Chief Executive Officer and President of the Corporation. To wit, Enzon’s stock price was $15.77 per share on September 29, 2004, the day Mr. Buchalter was named as Chairman of the Board and was $13.54 per share on December 22, 2004, the day that Mr. Buchalter was named President and CEO. On May 11, 2009, Enzon’s stock price was $6.28 per share. During this time, Mr. Buchalter has reaped substantial compensation for himself while stockholders have experienced a significant decline in value as measured by a dramatically lower stock price. As an illustration, according to the Enzon 2009 Proxy Statement, Mr. Buchalter received total compensation of $4,888,784 in 2008 (which includes Mr. Buchalter’s base salary of $853,271 and an actual cash bonus award of an additional $1,111,500). This was on top of $5,255,493 in total compensation Mr. Buchalter received in 2007 and $3,886,874 in total compensation received by Mr. Buchalter in 2006, which was also disclosed in the Enzon 2009 Proxy Statement. We feel this is far too generous given the significant stock price decline that Mr. Buchalter has presided over. Additionally, it is our opinion that Mr. Buchalter has not prudently managed the Corporation’s Research and Development expenditures, which we believe are far too high and have been spent on risky projects, as the recent discontinuation of Enzon’s rhMBL program illustrates. According to the Corporation’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC (the “2008 Form 10-K”), Enzon spent $42.9 million, $54.6 million, and $58.1 million on Research and Development expenditures in the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, respectively, and the 2008 Form 10-K notes that the aggregate Research and Development expenditures in 2009 are expected to be in the range of $80 million to $90 million. Furthermore, Mr. Buchalter has presided over a number of failed initiatives in the last year, including the failed sale of the Corporation’s Specialty Pharmaceuticals division, the aborted spin-off of the Corporation’s biotechnology assets, and a Dutch tender for the Corporation’s 4% Convertible Senior Notes due 2013 that in our opinion was woefully under-subscribed. According to the Corporation’s February 19, 2009 press release detailing Enzon’s 2008 results, the costs incurred in connection with these failed initiatives were approximately $5.0 million in 2008.

We believe that the intrinsic value of Enzon may be calculated using a “sum-of the-parts” methodology, as Enzon consists of three discrete “parts” or business units, namely the Specialty Pharmaceuticals business, the Royalty business, and the Biotech pipeline.

We estimate the value of the Specialty Pharmaceuticals business, which includes Enzon’s marketed products and contract manufacturing segments, to be in a range of approximately $275 million and $344 million, which is calculated by applying a multiple of 2.0x - 2.5x to the 2008 revenue of the Specialty Pharmaceuticals business. According to the 2008 Form 10-K, the marketed products and contract manufacturing segments had 2008 revenue of $113.8 million and $23.6 million, respectively, for total revenue of the Specialty Pharmaceutical business of $137.4 million.

We estimate the value of the royalty business to be in a range of approximately $238 million to $298 million, which is calculated by applying a multiple of 4.0x - 5.0x to the 2008 segment profit of the Royalty business, which according to the 2008 Form 10-K, was $59.6 million.

We believe that the multiples used in our valuation methodology are within the commonly accepted range for these types of businesses.

Thus, the sum of the combined estimated values of the Specialty Pharmaceuticals business and the Royalty business ranges from approximately $513 million to $642 million. To these values one adds cash and securities of $185.8 million and subtracts long-term debt of $250.1 million, which was as of March 31, 2009, according to Enzon’s Form 10-Q filed with the SEC on May 7, 2009. This results in an estimated value ranging from approximately $449 million to $578 million, which is the potential intrinsic value exclusive of any value attributable to the Biotech pipeline. This corresponds to an intrinsic value per share that we estimate ranges from $9.91 to $12.75, based on approximately 45.3 million shares outstanding. This is far in excess of the stock price of $6.28 per share on May 11, 2009, and we further note that these estimates of per share intrinsic value are exclusive of any value attributed to the Biotech pipeline.

We have lost all faith in Mr. Buchalter’s ability to realize this potential intrinsic value. Therefore, we believe the time has come for the stockholders to remove him as an officer of the Corporation.

PAST ACTIONS TAKEN BY US TO ADDRESS OUR CONCERNS

On November 27, 2007, we sent a letter to Mr. Buchalter suggesting a conference call to discuss our views regarding Enzon and its significant value potential.

On December 3, 2007, we conducted a conference call with Mr. Buchalter during which we made a number of suggestions aimed at increasing Enzon’s value, including the suggestion that Enzon retain independent financial advisors and followed such call with a letter reiterating such suggestions.

On December 7, 2007, we received a letter from Mr. Buchalter in response to the December 3, 2007 discussions rejecting our suggestions.

In December of 2007, we, as a holder of more than 5% of Enzon’s stock, contacted Enzon and the Board regarding our concerns with respect to Enzon’s share price. We sent a letter to Jeffrey Buchalter (with a copy to the Board) on December 19, 2007 regarding our concerns. A copy of this letter was filed as Appendix IV to our Schedule 13D filed with the SEC on December 19, 2007.

On January 4, 2008, we received a letter from Enzon in response to our letter dated December 19, 2007, in which Enzon acknowledged that it should meet with us. Such meeting took place at the end of January, 2008, where we discussed our suggestions with Enzon and its financial advisors.

On January 11, 2008, we sent a letter to Mr. Buchalter (with a copy to the Board) regarding our nominees to the Board at Enzon’s 2008 annual meeting of stockholders and on January 14, 2008, we submitted to Enzon’s secretary notice of our nomination of three candidates for election to the Board. A copy of this letter was filed as Appendix V and a copy of the notice was filed as Appendix VI to our Schedule 13D filed with the SEC on January 14, 2008.

On February 11, 2008, we entered into a letter agreement with Enzon pursuant to which Enzon agreed that on or before May 31, 2008, it would increase the size of the Board by one director and add a new independent director selected by Enzon to fill the newly created directorship, and we agreed to withdraw our nomination of three candidates to stand for election to the Board. A copy of this letter was filed as Appendix VII to our Schedule 13D filed with the SEC on February 12, 2008.

On May 1, 2008, we sent a letter to the Board stating that, while we were encouraged by Enzon’s commitment, at our prompting, to name and a new and truly independent director to the Board, we were still concerned by the Board’s failure to hold management, and particularly Mr. Buchalter, accountable for Enzon’s lackluster stock price performance, as well as Mr. Buchalter’s compensation package, which we believed was excessive. A copy of this letter was filed as Appendix VIII to our Schedule 13D filed with the SEC on May 1, 2008.

On May 20, 2008, we sent a letter to the Board expressing our initial encouragement over Enzon’s plan, announced on May 7, 2008, to spin off Enzon’s biotechnology business, but we also expressed our belief that stockholders needed to see a much more concrete and immediate action to increase stockholder value and demanded that Enzon engage financial advisors to explore all strategic alternatives for Enzon’s remaining commercial operations, including the sale of Enzon’s commercial operations as a whole. We also raised concerns that Enzon’s SG&A expenses were inordinately high, as well as concerns about the lack of detail concerning the spin-off. A copy of this letter was filed as Appendix IX to our Schedule 13D with the SEC on May 20, 2008.

On May 22, 2008, pursuant to the February 11, 2008, letter agreement between us and Enzon, the Board voted to increase its size from seven to eight directors and appointed Dr. John Geltosky as a director to fill the newly-created vacancy. Dr. Geltosky was appointed as a Class I director, with a term expiring at the 2009 annual meeting of Enzon’s stockholders. Dr. Geltosky had been one of the three candidates nominated by us in January 2008.

On July 1, 2008, we sent a letter to the Board stating that we recently engaged in dialogue with Enzon’s financial advisors, as well as Enzon’s lead independent director, in which we discussed possible ideas that we believed would serve to increase Enzon stock price. We also proposed in this letter numerous possible means to maximize shareholder value. A copy of this letter was filed as Appendix X to our Schedule 13D filed with the SEC on July 1, 2008.

On October 6, 2008, we sent a letter to Mr. Buchalter stating our belief that Enzon’s stock was significantly undervalued and encouraged Enzon to implement a share repurchase reprogram. A copy of this letter was filed as Appendix XI to our Schedule 13D filed with the SEC on October 7, 2008.

On November 25, 2008, we sent a letter to Enzon’s Board stating our opposition to Enzon’s proposed spin-off of Evivrus, Inc. A copy of this letter was filed as Appendix XII to our Schedule 13D filed with the SEC on November 26, 2008.

On January 7, 2009, we delivered a notice to Enzon nominating two candidates to stand for election to the Board at the 2009 annual meeting of Enzon’s stockholders. A copy of the notice was filed as Appendix XIII to our Schedule 13D filed with the SEC on January 7, 2009.

On January 20, 2009, we along with our counsel conducted a conference call with the majority of the members of the Board. We requested that our respected financial advisor, Moelis & Company, be allowed to address the Board so that the Board could avail itself of the information and insights Moelis had prepared. Enzon unilaterally refused to allow Moelis to address the Board. We also discussed various ideas we had about increasing stockholder value, many of which had previously been publicly disclosed. Also, we took issue with certain unusual provisions of Jeffrey Buchalter’s employment agreement and asked the Board to send Mr. Buchalter an advance notice of non-renewal. We also described the qualifications of the director nominees we had submitted to Enzon. During the conversation we asked the Board to interview those nominees and respond promptly to some of our proposals. Victor Micati, who Enzon characterizes as its lead independent director, described this request for responses as “very reasonable.” Enzon never interviewed our director nominees or responded to any of our other requests or proposals.

On January 28, 2009, we delivered a notice to Enzon stating our intention to submit a non-binding proposal recommending and requesting that the Board promptly appoint a special committee comprised solely of independent directors and that the committee engage independent financial advisors not previously engaged by Enzon for the purpose of evaluating strategic and financial alternatives to enhance stockholder value. A copy of the notice was filed as Appendix XIV to our Schedule 13D filed with the SEC on January 28, 2009.

On February 9, 2009, we sent the Board a letter noting Enzon’s failure to contact the director-nominees that we nominated in our January 7, 2009, notice, but also stating that we were encouraged by the prospect of two new independent directors being added to the Board and called upon Enzon to do so immediately. We also expressed our belief that Enzon needed to engage a new set of financial advisors. A copy of this letter was filed as Appendix XV to our Schedule 13D filed with the SEC on February 9, 2009.

On February 27, 2009, we delivered a demand under Section 220 of the Delaware General Corporation Law for certain of Enzon’s books and records related to, among other things, Enzon’s exploration of strategic alternatives for its Specialty Pharmaceuticals business, expert’s or consultant’s reports regarding such exploration of strategic alternatives, the acquisition of Enzon common stock by Enzon’s officers and directors after November 5, 2008, contributions by Enzon and its officers and directors to any organization with which any Enzon director is affiliated, and business relationships between Enzon and any company that employs or did employ any Enzon director, director candidates, and appointments to the Board’s nominating and compensation committees. A copy of such demand was filed as Appendix XVI to our Schedule 13D filed with the SEC on February 27, 2009. On March 6, 2009, Enzon’s counsel advised our counsel that Enzon declined to provide such books and records.

The various letters, notices and demands described above that we have filed with the SEC are summarized in this Consent Statement, and are qualified in their entirety by reference to the full text of each such letter, notice or demand. Stockholders are strongly encouraged to review each such letter, notice or demand on the SEC’s website.

HOW WE BELIEVE THE APPROVAL OF OUR PROPOSALS AND THE REMOVAL OF JEFFREY H. BUCHALTER AS CHIEF EXECUTIVE OFFICER AND PRESIDENT OF ENZON WILL ADDRESS OUR CONCERNS

By amending the By-laws to allow for stockholder removal of Enzon’s Chief Executive Officer and President from all of his or her officer’s positions, the stockholders, who are the true owners of the Corporation, would be given a direct voice in holding Enzon’s Chief Executive Officer and/or President accountable. By subsequently voting to remove Jeffrey Buchalter, stockholders would be able to pave the way for a new President and Chief Executive Officer who we believe would be more effective at increasing stockholder value. We would therefore call upon the Board, subsequent to Mr. Buchalter’s removal, to replace him with an officer more effective and capable of delivering greater value to Enzon’s stockholders, who we believe have a strong desire to see expeditious and demonstrable improvement.

OUR PROPOSALS

PROPOSAL 1: Stockholder Authority to Remove the Corporation’s Chief Executive Officer and/or President.

This proposal is brought pursuant to (i) Article XIII of the By-laws which provides that the By-laws of the Corporation may be amended by the stockholders of the Corporation, (ii) Section 109 of the DGCL, which authorizes the stockholders of a corporation to amend its by-laws, (iii) Section 142 of the DGCL, which provides that officers of a corporation may be chosen as prescribed by such corporation’s by-laws and (iv) Section 216 of the DGCL, which provides that the vote required for stockholders to approve specific actions may be set forth in such corporation’s by-laws.

Proposal 1 is designed to amend the By-laws to permit the Enzon stockholders to remove the Corporation’s Chief Executive Officer and/or President by the approval of the holders of a majority of all shares of the Corporation then outstanding. By amending the By-laws to allow for stockholder removal of certain executive officers, the stockholders, who are the true owners of the Corporation, would be given a direct voice in holding Enzon’s Chief Executive Officer and/or President accountable. Proposal 1 reads as follows:

“Resolved, that the stockholders of the Corporation do hereby amend Article V, Section 5.2 of the Amended and Restated By-laws of the Corporation by deleting such section in its entirety, and replacing it as follows (text to be added to the existing text of the By-laws hereby is underscored herein):

‘Section 5.2 Removal of Officers

Any officers elected or appointed by the Board may be removed by the Board with or without cause. Any officer holding the office of Chief Executive Officer and/or President may be removed by the Stockholders from such office(s) and any other officer’s positions he or she holds with or without cause by the affirmative vote or consent of the holders of a majority of the Corporation’s issued and outstanding shares of stock then entitled to vote. The election or appointment of an officer shall not of itself create any contract rights.’”

Old By-law Section 5.2 read:

“Any officers elected or appointed by the Board may be removed by the Board with or without cause. The removal of an officer without cause shall be without prejudice to his contract rights, if any. The election or appointment of an officer shall not of itself create contract rights.”

Reasons for Proposal 1. Currently, the By-laws do not provide stockholders with the authority to remove officers of the Corporation. If you believe, as we do, that management accountability would be strengthened by providing the stockholders with the authority to determine the tenure of the Corporation’s Chief Executive Officer and/or President, then we urge you to support this proposal. We believe that this Proposal 1 would increase management’s accountability to stockholders, and, in turn, improve the quality of the Corporation’s corporate governance. The Corporation’s Chief Executive Officer and/or President from time-to-time may also hold other officer positions with the Corporation. The proposed amendment to Section 5.2 of the By-laws provides any person who is Chief Executive Officer and/or President and who is removed from such offices by the stockholders may also be removed from any other officer positions such person may hold. The proposed amendment to Section 5.2 of the By-laws does not permit removal of any person from the Corporation’s Board or from any non-officer position with the Corporation.

WE RECOMMEND THAT YOU “CONSENT” TO THIS PROPOSAL 1 TO GIVE STOCKHOLDERS THE AUTHORITY TO REMOVE THE CORPORATION’S CHIEF EXECUTIVE OFFICER AND/OR PRESIDENT.

PROPOSAL 2: Removal of Jeffrey H. Buchalter as Officer.

Proposal 2 is designed to remove Jeffrey H. Buchalter as Chief Executive Officer and President of the Corporation, and from any other officer’s positions. Proposal 2 reads as follows:

“Resolved, that Jeffrey H. Buchalter is hereby removed without cause as the Chief Executive Officer and President of the Corporation and from any and all officer’s positions he holds with the Corporation effective immediately following the effective time of the amendment to Section 5.2 of the Amended and Restated By-laws permitting the removal of the Corporation’s Chief Executive Officer and/or President.”

Reasons for Proposal 2. While the By-laws do not currently provide stockholders with the authority to remove the Corporation’s Chief Executive Officer and/or President, such authority would be granted upon adoption of Proposal 1 described herein. The By-laws provide that the President of the Corporation shall be the Chief Executive Officer of the Corporation. This Proposal 2 offers you the opportunity to pave the way for the appointment of a new Chief Executive Officer and President of the Corporation. By voting to remove Jeffrey H. Buchalter, stockholders would create a vacancy and allow for the Board to appoint a new Chief Executive Officer and President who may be more effective at increasing stockholder value, though there can be no assurance that any successor Chief Executive Officer and President would in fact be more effective at increasing stockholder value and/or making strategic decisions that would best serve all stockholders than current management. If Proposal 2 is adopted by the stockholders, Jeffrey H. Buchalter will remain a director of the Corporation.

The effectiveness of this Proposal 2 is subject to, and conditioned upon, the effectiveness of Proposal 1.

Note that upon the termination of Mr. Buchalter’s employment with the Corporation, Mr. Buchalter may be entitled to receive certain severance payments described on Schedule 1 attached hereto, and as more fully described in the Enzon 2009 Proxy Statement. Mr. Buchalter’s complete amended and restated employment agreement dated April 27, 2007 is also publicly available in the Form 10-Q for the quarter ended March 31, 2007 that was filed by Enzon on May 4, 2007, and the amendment to such agreement dated as of February 21, 2008 is publicly available in the Form 10-K for the fiscal year ended December 31, 2007 filed by Enzon with the SEC on February 29, 2008. These documents are publicly available at www.sec.gov.

We want the stockholders to categorically understand that Mr. Buchalter’s employment agreement does not say that he can be removed from office “only” by the Board. Nor does Mr. Buchalter’s employment agreement prohibit stockholders from removing Mr. Buchalter as an officer. A careful reading of the relevant agreement will reveal that the Board may terminate his employment under that agreement with or without cause. Nothing in our Proposals limits or modifies those Board rights, all of which will continue to exist. Mr. Buchalter’s employment agreement otherwise is entirely silent about removal from office by any other person. We do note that under one section of Mr. Buchalter’s employment agreement he may, after his removal from the office of President and Chief Executive Officer, be able to claim termination of his employment for “good reason.” We do not know if Mr. Buchalter plans to invoke this provision if he is removed by stockholders.

We do not believe that Enzon will have meaningful difficulty in attracting qualified talent to the position, particularly considering the unique assets possessed by Enzon, the compensation that Enzon could offer and the likely availability of qualified executives due to consolidation in the pharmaceutical industry and the accompanying elimination of senior executive positions that such consolidation brings.

WE RECOMMEND THAT YOU “CONSENT” TO THIS PROPOSAL 2 TO REMOVE JEFFERY H. BUCHALTER AS CHIEF EXECUTIVE OFFICER AND PRESIDENT OF THE CORPORATION, AND FROM ANY OTHER OFFICER’S POSITIONS.

PROPOSAL 3: Thresholds for Amending the Right of Stockholders to Remove Certain Officers.

This proposal is brought pursuant to (i) Article XIII of the By-laws which provides that the By-laws of the Corporation may be amended by the stockholders of the Corporation, (ii) Section 109 of the DGCL, which authorizes the stockholders of a company to amend its by-laws and (iii) Section 141(b) of the DGCL, which provides that the vote required for a board of directors to take action may be set forth in such corporation’s by-laws.

Proposal 3 is designed to prevent any actions by the Corporation’s Board to undo the By-law amendments contemplated by Proposal 1, without obtaining the affirmative vote of all directors, including any directors independent from management.     Proposal 3 reads as follows:

“Resolved, that the stockholders of the Corporation hereby amend Article XIII of the Amended and Restated By-laws of the Corporation by adding a new, final sentence to such Article as follows:

‘Notwithstanding anything to the contrary in these By-laws, Section 5.2 of these By-laws and this sentence may only be altered, amended, supplemented or repealed (x) by the stockholders or (y) by the Board upon a unanimous affirmative vote of all directors on the Board.’”

Reasons for Proposal 3. We believe that if the stockholders of the Corporation adopt Proposal 1 in order to amend Article V, Section 5.02 of the By-laws, then the Board should not be permitted to amend, revoke or otherwise alter our amendment allowing stockholders to remove the Chief Executive Officer and/or President pursuant to Proposal 1 without the unanimous consent of the Board or the approval of stockholders. The will of Enzon’s stockholders must be respected.

The effectiveness of this Proposal 3 is subject to, and conditioned upon, the effectiveness of Proposal 1.

WE RECOMMEND THAT YOU “CONSENT” TO THIS PROPOSAL 3 TO REQUIRE UNANIMOUS VOTE OF ALL DIRECTORS FOR THE BOARD TO AMEND SECTION 5.2 OF THE BY-LAWS.

It is our view that Proposals 1, 2 and 3 are authorized under Delaware law, in particular under Sections 109, 141(b), 142 and 216 of the DGCL. In our view, Section 142 of the DGCL permits the stockholders to be granted the right to choose the officers of a corporation, provided that such right is set forth in the corporation’s by-laws. As describe below under “VOTING RULES AND PROCEDURES” Enzon has filed suit in the Delaware Court of Chancery claiming that the Proposals violate the DGCL and Mr. Buchalter’s employment agreement.

CONCLUSION

The adoption of Proposals 1-3 will allow the Enzon stockholders, in the specific case of Mr. Buchalter, and in any future relevant case, to exercise their own judgment to remove a Chief Executive Officer and/or President, whom they believe is not acting in the best interests of the stockholders in the event that the directors of Enzon do not, for whatever reason, share the same view as the majority of the Enzon stockholders. As a practical matter, we believe that stockholders would not exercise this right without great care, due to the practical efforts and expense required to do so. Granting the stockholders this right, however, would in our opinion be in the best interest of Enzon and its stockholders, as it would allow the majority stockholders to take direct action in the anticipated rare instance in which the directors, whether or not in the proper exercise of their fiduciary duties, fail to do so. We do not believe that there would be any realistic negative effects on the existing Enzon stockholders as a direct result of the Proposals if they are adopted. Although we cannot predict what actions Mr. Buchalter may take upon his removal, he may seek to terminate his employment agreement for “good reason,” which would require the Board, in the exercise of its fiduciary duties, to determine an appropriate course of action at that time.

Based on the above, we believe that it is in the best interests of stockholders generally to adopt all the Proposals and start taking steps that we believe will return value to all of Enzon’s stockholders.

If you believe that stockholders, who are the true owners of the Corporation, should have the opportunity to have a say in the future of Enzon, we urge you to consent to our Proposals by signing, dating and returning your BLUE consent card to us immediately.

YOUR CONSENT IS EXTREMELY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE ACT TODAY.

WE URGE YOU NOT TO SIGN OR RETURN ANY WHITE CONSENT REVOCATION CARD SENT TO YOU BY ENZON. PLEASE ONLY SIGN, DATE AND RETURN THE BLUE CONSENT CARD WE ARE INCLUDING WITH THESE MATERIALS.

If you have previously signed and returned Enzon’s white consent revocation card, you have every right to change your mind and to revoke your consent revocation. To do that, all you have to do is send us your signed BLUE consent card, dated with a later date. Whether or not you have signed a white consent revocation card, we urge you to sign, date and return the enclosed BLUE consent card today. REMEMBER, ONLY YOUR LATEST DATED CONSENT CARD WILL COUNT. YOUR CONSENT IS IMPORTANT -- PLEASE ACT TODAY USING THE BLUE CARD.

VOTING RULES AND PROCEDURES

The shares of Common Stock are the only class of capital stock of the Corporation entitled to consent to and authorize the Proposals. Every holder of Common Stock on the Record Date is entitled to one vote for each share of Common Stock held.

Only holders of record as of the close of business on the Record Date will be entitled to consent to the Proposals. If you were a stockholder of record on the Record Date, you will retain your voting rights with respect to voting on the Proposals even if you sell or have sold your Common Stock after the Record Date. Accordingly, it is important that you vote the shares you held on the Record Date, or grant a proxy to vote such shares on the BLUE consent card, even if you sell or have already sold your shares.

The record date for determining stockholders entitled to consent and authorize the Proposals is _______, 2009. Stockholders of record at the close of business on the Record Date will be entitled to one vote to consent to each Proposal for each share of Common Stock held by them on the Record Date. As set forth in the Enzon 2009 Proxy Statement, as of April 6, 2009, there were 45,292,050 shares of Common Stock outstanding and entitled to vote at the 2009 annual meeting of Enzon stockholders.

               Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation’s board of directors is required and the board has not fixed a record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by the delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. The above rule has been modified by the Corporation’s By-laws, which require that any stockholder of record seeking to have the stockholders of the Corporation authorize or take corporate action by written consent is required to request that the Corporation’s Board fix a record date to establish those stockholders that are entitled to give their consent. The Corporation’s Board must promptly, but in all events within 10 days after the date on which the request is received, adopt a resolution fixing the record date, which record date must be no more than 10 days after the date of the resolution. If the Board does not fix a record date within 10 days after the receipt of the request, the record date for this consent solicitation will be the first date on which a signed written consent is delivered to the Corporation. The filing of this Consent Statement with the SEC, whether in preliminary or definitive form, shall not be deemed to be a request by us or any other Enzon stockholder for the Board to set a record date for the consent solicitation.

DellaCamera Master Fund made a request on, 2009 that the Board fix a record date for this consent solicitation. [On _______, 2009, the Board fixed ________, 2009 as the Record Date for this consent solicitation.] [Because the Board failed to fix a Record Date by ________, 2009, the Record Date will be _______, 2009, the date on which a signed BLUE consent card was first delivered to the Corporation.]

The Proposals will each be approved upon the affirmative vote of a majority of all shares of the Common Stock of the Corporation then outstanding. Only shares of Common Stock that are voted in favor of a particular proposal will be counted toward such proposal’s attaining a majority of votes.

On April 28, 2009, Enzon filed suit in the Delaware Court of Chancery, claiming our Proposals violate the DGCL and violate Mr. Buchalter’s employment agreement. Enzon requested that the court expedite the proceedings. On May 7, 2009, as a condition to denying Enzon’s motion for expedited hearings, we stipulated, and the Delaware Court of Chancery ordered, that if any of our Proposals are approved by the stockholders, the approved Proposals will not be implemented or have any effect upon Mr. Buchalter’s employment agreement until the Delaware Court of Chancery has an opportunity to rule on the validity of the approved Proposals. Such stipulations and orders are customary in certain instances where the Court of Chancery has been asked to determine the validity of stockholder actions effected through by-law amendments.

An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Corporation or to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016. Although a revocation is effective if delivered to the Corporation, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to MacKenzie Partners, Inc. at the address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the Record Date for this consent solicitation of a majority of the outstanding shares.

CONSENT PROCEDURE UNDER DELAWARE LAW

DGCL Section 228 generally provides that, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Consents must also bear the date of the signature of the stockholder who signs the written consent. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated written consent delivered to the corporation in the manner described above, written consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner described above.

The Corporation’s certificate of incorporation does not prohibit, and therefore permits, the Corporation’s stockholders to act by written consent. In addition, the Corporation’s By-laws permit Enzon’s stockholders to act by written consent.

If the Proposals are adopted pursuant to this Consent Statement, prompt notice must be given by the Corporation pursuant to Section 228(e) of the DGCL to stockholders who have not consented in writing to the Proposals.

We intend to notify Enzon stockholders, to the extent permitted by law, of relevant information regarding the consent solicitation via press release(s) that will also be filed with the SEC.

SPECIAL INSTRUCTIONS

If you were a record holder of shares of the Common Stock as of the close of business on the Record Date, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENT,” “DOES NOT CONSENT” or “ABSTAIN” box, as applicable, underneath each such Proposal on the accompanying BLUE consent card and signing, dating and returning it promptly in the enclosed postage-

paid envelope or by mailing the consent card to MacKenzie Partners, Inc. at the address set forth below under “HOW TO DELIVER YOUR CONSENT.”

IMPORTANT: IF YOU HOLD SHARES THROUGH A BROKER OR BANK, ONLY IT CAN EXECUTE A BLUE CONSENT CARD ON YOUR BEHALF. PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO EXECUTE A BLUE CONSENT CARD ON YOUR BEHALF TODAY.

If the record holder signing, dating and returning the BLUE consent card has failed to check a box marked “CONSENT,” “DOES NOT CONSENT” or “ABSTAIN” for any of the Proposals, such record holder will be deemed to have consented to each such Proposal.

WE URGE YOU NOT TO SIGN OR RETURN ANY WHITE CONSENT REVOCATION CARD SENT TO YOU BY ENZON. PLEASE ONLY SIGN, DATE AND RETURN THE BLUECONSENT CARD WE ARE INCLUDING WITH THESE MATERIALS.

If you have previously signed and returned Enzon’s white consent revocation card, you have every right to change your mind and to revoke your consent revocation. To do that, all you have to do is send us your signed BLUE consent card, dated with a later date. Whether or not you have signed a white consent revocation card, we urge you to sign, date and return the enclosed BLUE consent card today. REMEMBER, ONLY YOUR LATEST DATED CONSENT CARD WILL COUNT. YOUR CONSENT IS IMPORTANT -- PLEASE ACT TODAY BY SIGNING, DATING AND RETURNING THE BLUE CONSENT CARD.

HOW TO DELIVER YOUR CONSENT

If you are a registered stockholder, please promptly sign, date and mail the enclosed BLUE consent card in the enclosed postage-paid envelope to the following address:

MacKenzie Partners, Inc.

105 Madison Avenue,

New York, NY 10016

Phone 800-322-2885

Please call MacKenzie Partners, Inc. at 800-322-2885 if you require assistance voting your shares or have any questions.

If you hold your shares through a bank, broker, custodian or other recordholder, please promptly sign, date and mail in the post-paid envelope provided in the enclosed BLUE consent card (or voting instruction form) you received from the brokerage firm, bank nominee or other institutions in whose name your shares are held.

Important Instructions For “Street Name” Stockholders

If any of your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only that institution can sign a BLUE consent card with respect to your shares and only after receiving your specific instructions. Accordingly, please promptly sign, date and mail in the postage-paid envelope provided the enclosed BLUE consent card (or voting instruction form) you received from the brokerage firm, bank nominee or other institutions in whose name your shares are held. Please check the voting instruction form used by that broker, bank or other institution to see if it also offers telephone or Internet voting. Please do so for each account you maintain to ensure that all of your shares are voted.

To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a BLUE consent card to be issued representing your shares of Common Stock.

CERTAIN ADDITIONAL INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

To the knowledge of the participants in this solicitation, there has been no change in control of Enzon since the beginning of Enzon’s last fiscal year.

None of the participants in this solicitation or any of their associates has a substantial interest, direct or indirect, by security holdings or otherwise, that will be acted upon with respect to this solicitation other than the consent and approval of the Proposals.

FACTS ABOUT OUR SOLICITATION OF CONSENTS

We may solicit consents by mail, advertisement, telephone, facsimile, e-mail, and in person. Solicitations may be made by our agents and/or their employees, none of whom, except MacKenzie Partners, Inc., will receive any additional compensation for such solicitations. We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the shares of Common Stock which such individuals or entities hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to the beneficial owners of the Common Stock.

MacKenzie Partners, Inc. has been retained for solicitation and advisory services in connection with the solicitation of consents for an estimated fee of $150,000, and DellaCamera Master Fund will reimburse MacKenzie Partners, Inc. for certain reasonable out-of-pocket expenses. DellaCamera Master Fund has agreed to indemnify MacKenzie Partners, Inc. against certain liabilities and expenses relating to this consent solicitation.

DellaCamera Master Fund will pay all costs associated with this solicitation of consents.

SECURITY OWNERSHIP

Information about the security ownership of certain beneficial owners of Common Stock is set forth on Schedule 2 attached hereto and incorporated herein by reference.

STOCKHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

According to the Enzon 2009 Proxy Statement, stockholder proposals intended for inclusion in the proxy statement for the 2010 annual meeting of Enzon stockholders pursuant to Rule 14a-8 under the Exchange Act must be directed to the Corporate Secretary, Enzon Pharmaceuticals, Inc., at 685 Route 202/206, Bridgewater, New Jersey 08807, and must be received by December 14, 2009. According to the Enzon 2009 Proxy Statement, in order for proposals of stockholders made outside of Rule 14a-8 under the Exchange Act to be considered “timely” by the Corporation within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Corporate Secretary at the above address by January 29, 2010. The By-laws require that proposals of stockholders made outside of Rule 14a-8 under the Exchange Act must be submitted, in accordance with the requirements of the By-laws not later than January 29, 2010 and not earlier than December 22, 2009.

PLEASE INDICATE YOUR SUPPORT OF OUR PROPOSALS BY PROMPTLY SIGNING, DATING AND MAILING THE ENCLOSED BLUE CONSENT CARD TO MACKENZIE PARTNERS, INC. IN THE POSTAGE PAID ENVELOPE PROVIDED.

Please call MacKenzie Partners, Inc. at (800) 322-2885 if you have any questions or need assistance.

No postage is necessary if you mail the consent card from within the United States.

DellaCamera Capital Master Fund, Ltd.,

DellaCamera Capital Fund, Ltd.,

DellaCamera Capital Management, LLC,

Ralph DellaCamera, Jr.,

Andrew Kurtz, and

Vincent Spinnato

[__], 2009

SCHEDULE 1

Summary of Jeffrey H. Buchalter’s Terms of Employment with Enzon Pharmaceuticals, Inc.

(“Enzon” or the “Corporation”)

The below was copied from the definitive proxy statement filed by the Corporation with the Securities and Exchange Commission on April 13, 2009 (the “Enzon 2009 Proxy Statement”), and describes the terms of Jeffrey Buchalter’s employment agreement. The participants in this solicitation disclaim responsibility for this information, as it is attributable solely to the Corporation. While we believe this information to be accurate, you should contact the Corporation or review publicly filed reports for free on www.sec.gov.

The terms of Jeffrey H. Buchalter’s Employment Agreement with Enzon as described in the Enzon 2009 Proxy Statement are as follows:

“In December 2004, we entered into an employment agreement with Jeffrey H. Buchalter, the Chairman of the Board of Directors, pursuant to which Mr. Buchalter serves as our Chairman, President and Chief Executive Officer. The following description reflects the terms of Mr. Buchalter’s employment agreement as amended through February 21, 2008. The initial term of the employment agreement will expire no earlier than December 31, 2009 or such date that is twelve months after either party gives notice to the other that such party does not wish for the agreement to continue beyond such date.

The agreement, as amended, provides for a base salary, which is currently $855,000 per year, subject to increase, and that Mr. Buchalter will be eligible to receive an annual performance-based cash bonus in an amount between zero and 200% of his base salary, based on individual and/or corporate factors to be established and determined by the Board of Directors each year as described above under “Annual Performance-Based Incentive Compensation”. The annual target bonus required by Mr. Buchalter’s employment agreement is currently equal to 100% of his base salary.

In the event Mr. Buchalter’s employment is terminated without cause (as defined in Mr. Buchalter’s employment agreement) or for good reason (as defined in Mr. Buchalter’s employment agreement), Mr. Buchalter will be entitled to receive: (i) a cash payment equal to any unpaid base salary through the date of termination plus any earned bonus relating to the preceding fiscal year that remains unpaid on the date of termination, (ii) a lump sum cash payment equal to four times his annual base salary, and (iii) a pro rata portion of his target bonus for the period worked during the fiscal year in which the termination occurs. In addition, Mr. Buchalter will be entitled to reimbursement for any health benefits and life and disability insurance coverage available to him and his family members for a period of up to four years commencing on the date of termination, all equity awards granted to Mr. Buchalter that have not vested at the time of termination will vest immediately upon termination, and Mr. Buchalter will continue to be entitled to any deferred compensation and any other unpaid amounts and benefits earned and vested prior to or as a result of his termination.

In the event of a change of control (as defined in Mr. Buchalter’s employment agreement) and the termination of Mr. Buchalter’s employment without cause or for good reason within the period commencing 90 days before such change of control and ending two years after the change of control, Mr. Buchalter will be entitled to receive: (i) a cash payment equal to any unpaid base salary through the date of termination, (ii) any earned bonus relating to the preceding fiscal year that remains unpaid on the date of termination, (iii) a lump sum cash payment equal to three times the sum of his annual base salary and target annual cash bonus, and (iv) a pro rata portion of his target bonus for the period worked during the fiscal year in which the termination occurs. In addition, Mr. Buchalter will be entitled to reimbursement for any health benefits and life and disability insurance coverage available to him and his family members for a period of up to six years commencing on the date of termination, and Mr. Buchalter will continue to be entitled to any deferred compensation and any other unpaid amounts and benefits earned and vested prior to or as a result of his termination. Further, upon a change of control all equity awards granted to Mr. Buchalter that have not vested immediately prior to the effective date of the change of control will vest at such time.

If any payments or compensation received by Mr. Buchalter in connection with a change of control are subject to an excise tax under Section 4999 of the Internal Revenue Code, Mr. Buchalter will be entitled to receive additional payments to make him whole with respect to such excise taxes.

Mr. Buchalter’s employment agreement requires him to maintain the confidentiality of proprietary information during the term of his agreement and thereafter. Mr. Buchalter is subject to a non-competition covenant during the term of his employment agreement and for two years after his employment is terminated (one year if the termination occurs pursuant to a notice of nonrenewal).”

The Enzon 2009 Proxy Statement also disclosed: “As of December 31, 2008, in the absence of a change in control, the total severance payments that would have been due to Mr. Buchalter if his employment agreement had been terminated without cause or for good reason would have been $4,587,495, and 757,826 stock options, 230,000 shares of restricted stock and 348,767 restricted stock units having a value of $0, $1,340,900 and $2,033,312, respectively, would have become vested.”

SCHEDULE 2

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The table below, using the information provided in the definitive proxy statement filed by Enzon Pharmaceuticals, Inc. (“Enzon” or the “Corporation”) with the Securities and Exchange Commission on April 13, 2009 (the “Enzon 2009 Proxy Statement”), sets forth, as of April 6, 2009, concerning stock ownership of all persons known by the Corporation to own beneficially 5% or more of the outstanding shares of the Corporation’s voting stock, each director, each current executive officer named in the Summary Compensation Table of the Enzon Proxy 2009 Statement and all directors and current executive officers of the Corporation as a group. The participants in this solicitation disclaim responsibility for this information, as it is attributable solely to the Corporation and other stockholders. While we believe this information to be accurate, you should contact the Corporation or review publicly filed reports for free on www.sec.gov.

Name and Address of Beneficial Owner or Identity of Group(1)	Amount and Nature of Beneficial Ownership(2)		Percentage of Voting Stock Outstanding(3)
Jeffrey H. Buchalter	3,480,557	(4)	7.21%
Dr. Goran A. Ando	111,941	(5)	*
Rolf A. Classon	136,636	(6)	*
Dr. Alexander J. Denner	―		―
Dr. John Geltosky	10,425	(7)	*
Robert LeBuhn	187,835	(8)	*
Victor P. Micati	111,941	(9)	*
Richard C. Mulligan	―		―
Phillip M. Renfro	71,784	(10)	*
Robert C. Salisbury	95,973	(11)	*
Paul S. Davit	447,516	(12)	*
Ralph del Campo	661,146	(13)	1.44
Dr. Ivan D. Horak	643,382	(14)	1.40
Craig A. Tooman	701,251	(15)	1.53
Group comprised of Iridian Asset Management LLC, The Governor and Company of the Bank of Ireland, BIAM Holdings, BancIreland (US) Holdings, Inc. and BIAM (US) Inc., 276 Post Road West, Westport, CT 06880-4704.	8,248,435	(16)	18.21

Group comprised of Highbridge International LLC, Highbridge Convertible Opportunities Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca, c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies (for Highbridge International LLC); Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands, British West Indies (for Highbridge Convertible Opportunities Master Fund, L.P.); 9 West 57th Street, 27th Floor, New York, NY 10019 (for Highbridge Capital Management, LLC and Messrs. Dubin and Swieca).

	4,492,144	(17)	9.02
Group comprised of DellaCamera Capital Master Fund, Ltd., DellaCamera Capital Fund, Ltd., DellaCamera Capital Management, LLC, Ralph DellaCamera, Jr., Andrew Kurtz and Vincent Spinnato, 461 Fifth Avenue, 10th Floor, New York, NY 10017.	3,631,058	(18)	7.93
Group comprised of Carl C. Icahn and affiliated entities, 767 Fifth Avenue, 47th Floor, New York, NY 10153.	3,521,075	(19)	7.77
Group comprised of Renaissance Technologies LLC and James H. Simons, 800 Third Avenue, New York, NY 10022.	3,387,784	(20)	7.48
Group comprised of Barclays Global Investors, NA and Barclays Global Fund Advisors, 400 Howard Street, San Francisco, CA 94105.	3,073,885	(21)	6.79
Group comprised of Bank of America Corporation, NB Holdings Corporation, BAC North America Holding Company, BANA Holding Corporation, Bank of America, NA, Columbia Management Group, LLC, Columbia Management Advisors, LLC, Banc of America Securities Holdings Corporation, Banc of America Securities LLC, and Banc of America Investment Advisors, Inc., 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.	2,773,528	(22)	6.12
Group comprised of Citigroup Global Markets Inc., Citigroup Financial Products Inc., Citigroup Global Markets Holdings Inc., and Citigroup Inc., 388 Greenwich Street, New York, NY 10013 (for Citigroup Global Markets Inc., Citigroup Financial Products Inc., and Citigroup Global Markets Holdings Inc.); 399 Park Avenue, New York, NY 10043 (for Citigroup Inc.).	2,771,422	(23)	6.12
Group comprised of Deutsche Bank AG, Deutsch Bank AG, London Branch, and Deutsche Bank Securities, Inc., Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Federal Republic of Germany.	2,764,648	(24)	6.10
OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, New York, NY 10281.	2,734,574	(25)	6.04
UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG), Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland.	2,605,121	(26)	5.75
All Executive Officers and Directors as a group (14 persons) * Less than one percent	6,660,387	(27)	13.11

(1)	The address of all current executive officers and directors listed above is in the care of the Company.
(2)

All shares listed are Common Stock. Except as discussed below, none of these shares are subject to rights to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act and the beneficial owner has sole voting and dispositive power, subject to community property laws where applicable. A person’s beneficial ownership includes unvested shares of restricted Common Stock.

(3)

Based on 45,292,050 shares of Common Stock which were issued and outstanding as of April 6, 2009. Each share of Common Stock is entitled to one vote. The percentage of voting stock outstanding for each stockholder is calculated by dividing (i) the number of shares of Common Stock deemed to be beneficially held by such stockholder as of April 6, 2009 by (ii) the sum of (A) the number of shares of Common Stock outstanding as of April 6, 2009 plus (B) the number of shares of Common Stock issuable upon exercise of options held by such stockholder and which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009 plus (C) restricted stock units held by such stockholder which vest within 60 days after April 6, 2009.

(4)	Includes 2,992,237 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009.
(5)	Includes 86,227 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009.
(6)	Includes 106,227 shares subject to options which were exercisable as of April 6, 2009 will become exercisable within 60 days after April 6, 2009.
(7)	Includes 7,644 shares subject to options which were exercisable as of April 6, 2009 will become exercisable within 60 days after April 6, 2009.
(8)	Includes 96,227 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009.
(9)	Includes 86,227 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009.
(10)	Includes 56,227 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009.
(11)	Includes 71,227 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009.
(12)

Includes (i) 374,400 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009, and (ii) 4,500 restricted stock units which shall vest within 60 days after April 6, 2009.

(13)

Includes (i) 525,375 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009, and (ii) 4,500 restricted stock units which shall vest within 60 days after April 6, 2009.

(14)	Includes 527,700 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009.
(15)

Includes (i) 582,150 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009, and (ii) 4,500 restricted stock units which shall vest within 60 days after April 6, 2009.

(16)

Information concerning stock ownership was obtained from Amendment No. 2 to the Schedule 13G filed with the SEC on February 4, 2009. Iridian Asset Management LLC (“Iridian”) has direct beneficial ownership of the shares of Common Stock in the accounts for which it serves as the investment advisor under its investment management agreements. Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 8,248,435 shares of Common Stock. Iridian, The Governor and Company of the Bank of Ireland (“Bank of Ireland”), BIAM Holdings (“Holdings”), BancIreland (US) Holdings, Inc. (“BancIreland”) and BIAM (US) Inc. (“BIAM”) each reported shared voting and dispositive power with respect to all 8,248,435 shares. BIAM, as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. BancIreland, as the sole shareholder of BIAM, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BIAM. Holdings, as the sole shareholder of BancIreland, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BancIreland. Bank of Ireland, as the sole shareholder of Holdings, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Holdings.

(17)

Information concerning stock ownership was obtained from Amendment No. 2 to the Schedule 13G filed with the SEC on February 12, 2009. Includes (i) 4.0% Convertible Senior Notes due 2013 convertible into 3,968,584 shares of Common Stock issuable to Highbridge International LLC and (ii) 4.0% Convertible Senior Notes due 2013 convertible into 523,560 shares of Common Stock issued to Highbridge Convertible Opportunities Master Fund, L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Opportunities Master Fund L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Highbridge International LLC and Highbridge Convertible Opportunities Master Fund, L.P.

(18)

Information concerning stock ownership was obtained from Amendment No. 12 to the Schedule 13D filed with the SEC on March 2, 2009, by DellaCamera Capital Master Fund, Ltd., DellaCamera Capital Fund, Ltd., DellaCamera Capital Management, LLC, Ralph DellaCamera, Jr., Andrew Kurtz and Vincent Spinnato. The 3,631,058 shares of Common Stock beneficially owned are comprised of: (a) 3,107,498 shares of Common Stock and (b) 4% Convertible Senior Notes due 2013 convertible into 523,560 shares of Common Stock. The foregoing entities and individuals reported shared voting and dispositive power with respect to all 3,631,058 shares.

(19)

Information concerning stock ownership was obtained from Amendment No. 1 to the Schedule 13D filed with the SEC on January 29, 2009 by Carl C. Icahn and various entities affiliated with him. Mr. Icahn and entities affiliated with him have reported sole voting and dispositive power over all 3,521,075 shares of Common Stock. In addition, Mr. Icahn and entities affiliated with him have reported a long economic exposure to an aggregate of 3,093,032 shares of Common Stock through derivative agreements.

(20)

Information concerning stock ownership was obtained from Amendment No. 2 to the Schedule 13G filed with the SEC on February 13, 2009. Includes shares beneficially held by Renaissance Technologies LLC (“Renaissance”) and James H. Simons, the control person of Renaissance. Renaissance and Dr. Simons have each reported sole voting and dispositive power with respect to all 3,387,784 shares of Common Stock. Certain funds and accounts managed by Renaissance have the right to receive dividends and proceeds from the sale of the shares filed on the Schedule 13G. RIEF Trading LLC holds of record more than 5% of such shares.

(21)

Information concerning stock ownership was obtained from the Schedule 13G filed with the SEC on February 5, 2009. Barclays Global Investors, NA reported sole voting power with respect to 1,205,728 shares of Common Stock and sole dispositive power with respect to 1,394,985 shares. Barclays Global Fund Advisors reported sole voting and dispositive power with respect to 1,678,900 shares of Common Stock. The shares are held in trust accounts for the economic benefit of the beneficiaries of those accounts.

(22)

Information concerning stock ownership obtained from the Schedule 13G filed with the SEC on February 12, 2009. Bank of America Corporation and NB Holdings Corporation each reported shared voting power with respect to 2,773,528 shares of Common Stock and shared dispositive power with respect to 2,773,464 shares of Common Stock. BAC North America Holding Company and BANA Holding Corporation each reported shared voting and dispositive power with respect to 62,183 shares of Common Stock. Bank of America, NA reported sole voting power with respect to 58,164 shares of Common Stock, shared voting power with respect to 4,019 shares of Common Stock, sole dispositive power with respect to 58,120 shares of Common Stock and shared dispositive power with respect to 3,999 shares of Common Stock. Columbia Management Group, LLC reported shared voting and dispositive power with respect to 3,955 shares of Common Stock. Columbia Management Advisors, LLC reported sole voting and dispositive power with respect to 3,955 shares of Common Stock. Banc of America Securities Holdings Corporation reported shared voting and dispositive power with respect to 2,711,345 shares of Common Stock. Banc of America Securities LLC reported sole voting and dispositive power with respect to 2,711,345 shares of Common Stock. Banc of America Investment Advisors, Inc. reported shared voting power with respect to 64 shares of Common Stock.

(23)

Information concerning stock ownership was obtained from the Schedule 13G filed with the SEC on February 11, 2009. Citigroup Global Markets Inc. reported shared voting and dispositive power with respect to 2,769,845 shares of Common Stock. Citigroup Financial Products Inc. and Citigroup Global Markets Holdings Inc. each reported shared voting and dispositive power with respect to 2,769,860 shares of Common Stock. Citigroup Inc. reported shared voting and dispositive power with respect to 2,771,422 shares of Common Stock.

(24)

Information concerning stock ownership was obtained from the Schedule 13G filed with the SEC on February 6, 2009. Deutsche Bank AG reported sole voting and dispositive power with respect to 2,764,648 shares of Common Stock. Deutsche Bank AG, London Branch reported sole voting and dispositive power with respect to 1,873,995 shares of Common Stock. Deutsche Bank Securities, Inc. reported sole voting and dispositive power with respect to 890,653 shares of Common stock.

(25)

Information concerning stock ownership obtained from Amendment No. 1 to the Schedule 13G filed with the SEC on January 26, 2009. OppenheimerFunds, Inc. reported shared voting and dispositive power with respect to all 2,734,574 shares of Common Stock.

(26)

Information concerning stock ownership was obtained from the Schedule 13G filed with the SEC on February 13, 2009. UBS AG and certain of its subsidiaries reported sole voting and dispositive power with respect to all 2,605,121 shares of Common Stock.

(27)

Includes 5,511,868 shares subject to options which were exercisable as of April 6, 2009 or which will become exercisable within 60 days after April 6, 2009 and 16,281 restricted stock units which shall vest within 60 days after April 6, 2009.

PRELIMINARY COPY

IMPORTANT:

TO BE SIGNED AND DATED ON THE REVERSE SIDE.

TO VOTE BY MAIL, PLEASE DETACH CONSENT CARD HERE

CONSENT OF SHAREHOLDERS OF ENZON PHARMACEUTICALS, INC. TO TAKE ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY

DellaCamera Capital Master Fund, Ltd.,

DellaCamera Capital Fund, Ltd.,

DellaCamera Capital Management, LLC,

Ralph DellaCamera, Jr.,

Andrew Kurtz and

Vincent Spinnato

Unless otherwise indicated below, the undersigned, a stockholder of record of ENZON PHARMACEUTICALS, INC. (the “Corporation”) on __________, 2009 (the “Record Date”), hereby consents pursuant to Section 228 of the Delaware General Corporation Law with respect to all shares of common stock of the Corporation, par value $.01 per share (the “Common Stock”), held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL. DELLACAMERA CAPITAL MASTER FUND, LTD. AND THE OTHER PARTICIPANTS RECOMMEND THAT YOU CONSENT TO PROPOSALS 1, 2 and 3.

THIS SOLITICATION IS NOT BEING MADE BY THE CORPORATION

A copy of the Consent Solicitation Statement filed by DellaCamera Master Fund, Ltd. and the other participants is also available at [webise address].

PLEASE PROMPTLY SIGN, DATE AND MAIL THIS CARD USING THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU HAVE ANY QUESTIONS, OR NEED ASSISTANCE, PLEASE CALL

MACKENZIE PARTNERS, INC. AT 800-322-2885.

CONTINUED AND TO BE SIGNED AND DATED ON REVERSE SIDE

SEE REVERSE SIDE	SEE REVERSE SIDE

PRELIMINARY COPY

IMPORTANT:

PLEASE SIGN, DATE, AND RETURN THIS CONSENT CARD

IN THE ENCLOSED ENVELOPE!

TO VOTE BY MAIL, PLEASE DETACH CONSENT CARD HERE

☒	Please mark votes as in this example.

DELLACAMERA CAPITAL MASTER FUND, LTD. RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1, 2 and 3.
1.

The amendment of Article V, Section 5.2 of the Amended and Restated By-laws of the Corporation, as amended (the “By-laws”) to permit the Corporation’s stockholders to remove the Corporation’s Chief Executive Officer and/or President from such office and any other officer’s positions he or she holds by the approval of the holders of a majority of all shares of Common Stock of the Corporation then outstanding, as set forth in the Consent Solicitation Statement.

	CONSENT ☐	WITHHOLD CONSENT ☐	ABSTAIN ☐
2.

Upon the approval of Proposal 1, the removal of Jeffrey H. Buchalter as Chief Executive Officer and President and from any and all officer’s positions he holds with the Corporation, as set forth in the Consent Solicitation Statement.

	CONSENT ☐	WITHHOLD CONSENT ☐	ABSTAIN ☐
3.

The amendment of Article XIII of the By-laws of the Corporation to require the unanimous vote of all directors in order for the Corporation’s Board of Directors to amend Section 5.2 of the By-laws or to amend this amendment to Article XIII, as set forth in the Consent Solicitation Statement

	CONSENT ☐	WITHHOLD CONSENT ☐	ABSTAIN ☐

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE,

THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.
Date	, 2009

Signature

Signature (if held jointly)

Title(s)

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

THIS SOLICITATION IS BEING MADE BY DELLACAMERA CAPITAL MASTER FUND, LTD. AND NOT ON BEHALF OF THE CORPORATION.